# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Empery Digital Inc., CIK 0001829794
CUSIP: 92864V608
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 3121 Eagles Nest Street, Suite 120, Round Rock, Texas (TX), 78665
Date of event which requires filing of this statement: 01/15/2026
Filed by CIK 0002079674
Persons authorized to receive notices and communications: GABRIEL GLIKSBERG, ATG CAPITAL MANAGEMENT LP, 16690 Collins Avenue, Sunny Isles Beach, Florida (FL), 33160, (786) 519-0995

## Reporting persons
- ATG Capital Opportunities Fund LP (CIK 0002079674): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,892,453; sole dispositive power 0; shared dispositive power 1,892,453; aggregate amount beneficially owned 1,892,453 (5.6% of the class)
- ATG Capital Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,892,453; sole dispositive power 0; shared dispositive power 1,892,453; aggregate amount beneficially owned 1,892,453 (5.6% of the class)
- ATG Capital Management GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,892,453; sole dispositive power 0; shared dispositive power 1,892,453; aggregate amount beneficially owned 1,892,453 (5.6% of the class)
- Gabriel Gliksberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,892,453; sole dispositive power 0; shared dispositive power 1,892,453; aggregate amount beneficially owned 1,892,453 (5.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Empery Digital Inc.
Address of issuer's principal executive offices: 3121 Eagles Nest Street, Suite 120, Round Rock, Texas (TX), 78665

## Item 2. Identity and Background
Name of person filing:
This statement is filed on behalf of the following reporting persons (collectively, the "Reporting Persons"):

(i) ATG Capital Opportunities Fund ("ATG Fund");

(ii) ATG Capital Management LP ("ATG Management");

(iii) ATG Capital Management GP LLC ("ATG GP"); and

(iv) Gabriel Gliksberg ("Mr. Gliksberg").

This statement relates to securities held directly by ATG Fund. ATG Management is the investment manager of ATG Fund. ATG GP is the general partner of ATG Management. Mr. Gliksberg is the Managing Member of the ATG GP. Accordingly, for purposes of this statement, each of ATG Management, ATG GP and Mr. Gliksberg may be deemed to beneficially own the shares of Common Stock, $0.00001 par value per share (the "Shares"), owned directly by ATG Fund.

Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Residence or business address: The principal business address of each of the Reporting Persons is 16690 Collins Avenue, Suite 1103, Sunny Isles Beach, Florida 33160.
Present principal occupation or employment: The principal business of ATG Fund is investing in securities. The principal business of ATG Management is serving as the investment manager of ATG Fund. The principal business of ATG GP is serving as the general parter of ATG Management. The principal occupation of Mr. Gliksberg is serving as the Managing Member of ATG GP.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of ATG Fund, ATG Management and ATG GP is organized under the laws of the State of Delaware. Mr. Gliksberg is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities of the Issuer purchased by ATG Fund were purchased with working capital, which may include borrowings under portfolio margin agreements with ATG Fund's custodians. Positions in the Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Shares. The aggregate purchase price of the 1,892,453 Shares owned directly by ATG Fund is approximately $9,109,280, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares based on the Reporting Persons' belief that the Shares, when acquired, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers, about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the Board structure (including Board composition), capital allocation strategy, capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 33,800,951 Shares outstanding as of December 5, 2025, which is the difference obtained by subtracting (i) 3,913,538 pre-funded warrants reported as potentially exercisable in the press release attached as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2025 (the "Press Release"), from (ii) the 37,714,489 Shares outstanding as of December 5, 2025, as disclosed in the Press Release.

As of the date hereof, ATG Fund directly beneficially owned 1,892,453 Shares, constituting approximately 5.6% of the Shares outstanding.

As of the date hereof, ATG Management may be deemed to beneficially own 1,892,453 Shares, constituting approximately 5.6% of the Shares outstanding.

As of the date hereof, ATG GP may be deemed to beneficially own 1,892,453 Shares, constituting approximately 5.6% of the Shares outstanding.

As of the date hereof, Mr. Gliksberg may be deemed to beneficially own 1,892,453 Shares, constituting approximately 5.6% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of ATG Fund, ATG Management, ATG GP and Mr. Gliksberg may be deemed to share the power to vote and dispose of the Shares beneficially owned by ATG Fund.
Transactions in the class effected during the past sixty days: The transactions in the securities of the Issuer by the Reporting Persons during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise indicated.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On January 26, 2026, the Reporting Persons entered into a Joint Filing Agreement under which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Joint Filing Agreement, dated January 26, 2026.

## Signatures
- ATG Capital Opportunities Fund LP: /s/ Gabriel Gliksberg, Gabriel Gliksberg, Managing Member of ATG Capital Management GP LLC, the general partner of ATG Capital Management LP, its investment manager (01/26/2026)
- ATG Capital Management LP: /s/ Gabriel Gliksberg, Gabriel Gliksberg, Managing Member of ATG Capital Management GP LLC, its general partner (01/26/2026)
- ATG Capital Management GP LLC: /s/ Gabriel Gliksberg, Gabriel Gliksberg, Managing Member (01/26/2026)
- Gabriel Gliksberg: /s/ Gabriel Gliksberg, Gabriel Gliksberg (01/26/2026)